As Filed with the Securities and Exchange Commission on March 29, 2006.

                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                          First Pacific Company Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                     BERMUDA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
   (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          |X| immediately upon filing
                             |_| on (Date) at (Time)

 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                                                             Proposed maximum      Proposed maximum      Amount of
                 Title of each class of                     Amount           Aggregate price           aggregate        registration
              Securities to be registered              to be registered         per unit(1)        offering price(1)        fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           50,000,000              $.05                $2,500,000        $267.50
Depositary Receipts, each American Depositary Share        American
evidencing five ordinary shares of First Pacific          Depositary
Company Limited.                                            Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 33-32305) previously filed by the registrant.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (17), (18) and (20)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (4), (14), (15), (17) and (20)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (9), (10), (13), (17), (18) and (20)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (15), (16), (17) and (20)

         (vi)     The deposit or sale of securities         Paragraphs (14), 15, (17), (19) and (20)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (22) and (23)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (13)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) (10) and (24)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (16), (20) and (22)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7) and (8)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that First Pacific Company Limited       Paragraph (13)
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and documents
         can be inspected by holders of American
         Depositary Receipts and copied at public
         reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as November 28, 1989, as amended and restated as of May 2, 1997, among First Pacific Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 33-32305 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as November 28, 1989, as amended and restated as of May 2, 1997, among First Pacific Company Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 29, 2006.

                                            By: THE BANK OF NEW YORK,
                                                as Depositary

                                            By:    \s\ U. Marianne Erlandsen
                                                   -----------------------------
                                            Name:  U. Marianne Erlandsen
                                            Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, First Pacific Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Bermuda on March 29, 2006.

                                   First Pacific Company Limited

                               By: \s\ Mr. Albert F. del Rosario
                                   ---------------------------------------------
                                   Name:  Mr. Albert F. del Rosario
                                   Title: Director & Authorized Representative
                                          in the United States

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on March 29, 2006.

Name                                     Title
----                                     -----

\s\ Mr. Anthoni Salim                    Chairman
---------------------------------
Mr. Anthoni Salim

\s\ Mr. Manuel V. Pangilinan             Managing Director & CEO
---------------------------------        (Principal Executive Officer)
Mr. Manuel V. Pangilinan

\s\ Joseph H.P. Ng                       Executive Vice President, Group Finance
---------------------------------        (Principal Financial and Accounting
Joseph H.P. Ng                           Officer)

\s\ Mr. Edward A. Tortorici              Director
---------------------------------
Mr. Edward A. Tortorici

                                         Director
---------------------------------
Prof. Edward K.Y. Chen

                                         Director
---------------------------------
Mr. Graham L. Pickles

                                         Director
---------------------------------
Mr. David W. C. Tang

\s\ Mr. Albert F. del Rosario            Director & Authorized Representative
---------------------------------        in the United States
Mr. Albert F. del Rosario

                                         Director
---------------------------------
Mr. Sutanto Djuhar

\s\ Mr. Tedy Djuhar                      Director
---------------------------------
Mr. Tedy Djuhar

                                         Director
---------------------------------
Mr. Ibrahim Risjad

\s\ Mr. Benny S. Santoso                 Director
---------------------------------
Mr. Benny S. Santoso

\s\ Mr. Robert C. Nicholson              Director
---------------------------------
Mr. Robert C. Nicholson

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.